UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GREENLITE VENTURES INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

395368 10 3
(CUSIP Number)

John C. Curtis
Suite 201, 810 Peace Portal Drive Blaine, WA 98230

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 395368 10 3

1.	Names of Reporting Persons	John C. Curtis
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization:	Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	5,001,000 Shares*

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	5,001,000 Shares*

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,001,000 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 47.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 395368 10 3

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Greenlite Ventures Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at Suite 201, 810 Peace Portal Drive, Blaine, WA 98230.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name of Person filing this Statement:

John C. Curtis

(b)	Residence or Business Address:

The residential address of Mr. Curtis is 6280 Nelson Avenue, West Vancouver, BC V7W 2A3.

(c)	Present Principal Occupation and Employment:

Mr. John C. Curtis is the Company’s President and the sole member of the board of directors and has served in those capacities since January 1, 2003. Mr. Curtis has been employed since 1994 as a designer specializing in the field of electrical design and drafting. From 1994 to 1996, Mr. Curtis worked as an electrical drafter for SNC-Lavalin Group Inc., a Canadian engineering and construction company. From 1996 to 2000 Mr. Curtis worked as an electrical drafter with Spectra Telecom, a worldwide telecommunication system integrator. From 2000 to 2004, Mr. Curtis was employed as an electrical designer with Cochrane Group Inc., a company which provides integrated, multi-discipline engineering and project management services across Canada and the U.S. From 2004 to present, Mr. Curtis is employed by PBA Engineering Ltd., where he is involved in the design of security systems and camera installations for the Vancouver Ports and the Ministry of British Columbia. The address of PBA Engineering Ltd. is 300 – 131 Water Street, Vancouver, BC V6B 4M3.

(d)	Criminal Convictions:

Mr. Curtis has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

Mr. Curtis has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Mr. Curtis is a citizen of Canada.

CUSIP No. 395368 10 3

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 28, 2002, Mr. Curtis acquired 5,000,000 shares of common stock at a price of $0.001 per share for total proceeds of $5,000 and on November 30, 2002, Mr. Curtis acquired an additional 1,000 shares of common stock at a price of $0.05 per share for total proceeds of $50. Mr. Curtis paid for these shares out of his personal funds.

ITEM 4. PURPOSE OF TRANSACTION

The purchase of the shares by Mr. Curtis was an initial investment by a founding shareholder of the Company. .

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate Beneficial Ownership:

As of February 2, 2006, Mr. Curtis beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
Common Stock	5,001,000	47.1%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information I provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of February 2, 2006 there were 10,600,000 Company Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

Mr. Curtis has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Mr. Curtis has not effected any transactions in the Company’s securities during the past 60 days.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

CUSIP No. 395368 10 3

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent: Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2006
Date

/s/ John C. Curtis
Signature

JOHN C. CURTIS
Name/Title